SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary of Shareholders’ Meeting

We hereby inform that the Shareholders of Eletrobras, gathered today at the Annual General Meeting, decided on the following matters:

53rd Anual General Meeting

1 – Approval of the Financial Statements for the fiscal year ended 2012, duly accompanied by the Management Report, Decisions of the Board of Directors and the Report of the Fiscal Council.

2 -  Approval of the proposal issued by the Board of Directors concerning the distribution of the Results of the 2012 fiscal year.

Those shareholders of record as of April 30, 2013 will be entitled to compensation in the form of Interest on Shareholders’ Equity. Eletrobras’ shares will be traded ex-interest beginning on May 02, 2013, as follows:

                                                                                                                                            R$ per share

Type/Class
of Shares	Gross Values on 12/31/2012	Values on 04/30/2013
Common	0.399210837	0.408528101
Preferred “A”	2.178256581	2.229095358
Preferred “B”	1.633692440	1.671821523

The payment of the aforementioned amounts, as updated pursuant to the Selic rate variation, will be made no later than December 31, 2013.

3 - Election of the following members of the Board of Directors:

Márcio Pereira Zimmermann - Chairman

      José da Costa Carvalho Neto

      José Antonio Corrêa Coimbra

      Wagner Bittencourt de Oliveira

      Lindemberg de Lima Bezerra

      Beto Ferreira Martins Vasconcelos

      Maurício Muniz Barretto de Carvalho

      Marcelo Gasparino da Silva

      João Antonio Lian

      Thadeu Figueiredo Rocha

4 - Election of the following members of the Fiscal Council:

Members	Alternates
Representatives of the Ministry of Mines and Energy

Jarbas Raimundo de Aldano Matos	Jairez Elói de Souza Paulista
Danilo de Jesus Vieira Furtado	Ricardo de Paula Monteiro
Representatives of the National Treasury
Charles Carvalho Guedes	Hailton Madureira
Representatives of the Minority Shareholders
Manuel Jeremias Leite Caldas	Josmar Cesta Bignotto
Robert Juenemann	Omar Felipe Fonseca Angelino

Summary of Shareholders’ Meeting

5 - Approval of the total compensation for the Management of Centrais Elétricas Brasileiras SA - Eletrobras, in the amount of up to R$ 6.593.235,60, for the period between April 2013 and March 2014;

Authorize the Board of Directors to set the individual compensation for the members of the Executive Board, limited to the aforementioned total compensation amount, net of the portion of such amount allocated to the Board of Directors;

Approval of the monthly compensation of the members of the Board of Directors and of the Fiscal Council, which shall correspond to one tenth of the average monthly compensation of the members of the Executive Board, excluding amounts corresponding to vacation and benefits;

To prohibit members of the Management to transfer any benefits granted to Eletrobras’ employees as a result of the 2013 Collective Labor Agreement.

Brasília, April 30, 2013

Armando Casado de Araujo

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.